February 1, 2017

«Partnership»
«NAME2»
«ADDRESS»
«ADDRESS2»
«CITY», «STATE», «ZIP»

Re: WNC Housing Tax Credit Fund VI, L.P., Series 9 (the “Partnership”) – Property Disposition Notice

Dear «ATTENTION»,

Since our last property disposition notice to you, the Partnership, in December 2016, sold its limited partnership interest in McPherson Housing Associates Limited Partnership (“McPherson”), a Kansas limited partnership. In an appraisal conducted in September 2016, the value of the apartment complex conducted with restrictions in place was determined to be approximately $2,245,000. The outstanding mortgage debt as of December 31, 2015 was approximately $1,640,000. A hypothetical price for the Partnership’s limited partnership interest in McPherson was determined by running the appraisal amount through the waterfall included in the partnership agreement of McPherson. The result was $80,000. The agreed to sales price with the actual buyer was $90,000. Approximately $85,000 of the proceeds were used to pay accrued asset management fees, and the balance was deposited into the Partnership reserve account.

The Partnership continues to own interests in eight other apartment complexes. Consistent with the Partnership’s objectives, the Partnership has generated passive losses from its operations. Under Federal tax law effective as of the date hereof, for a Limited Partner who is an individual, the tax benefits of such passive losses generally are available (1) only upon the Limited Partner’s taxable disposition of his or her entire interest in the Partnership, or (2) on a proportionate basis in connection with the taxable disposition of the Partnership’s interest in individual apartment complexes. Under Federal tax law effective as of the date hereof, the taxable disposition of an interest in an apartment complex might allow a Limited Partner to use passive losses previously allocated to him or her in connection with such apartment complex and not previously used. The sale of the interest described herein will result in gross taxable income to Limited Partners which will be reflected in your 2016 K1, expected to be delivered to you approximately February or March 2017. You are encouraged to consult your own tax advisor as to the specific tax consequences as a result of these sales combined with the other 2016 Partnership activity which will all be reflected in the forthcoming K1.

If you have any questions please contact Investor Services by phone or email at investorservices@wncinc.com

Best regards,
Investor Services
WNC & Associates, Inc.

cc: Registered Representative

714.662.5565 714.708.8498 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com